UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               DK INDUSTRIES, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.02 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    232957100
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Harry Conger
                            GDC HOLDINGS CORPORATION
                                822 Neosho Avenue
                          Baton Rouge, Louisiana 70802
                                 (504) 383-8556

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 31, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _.

Check the following box if a fee is being paid with the statement [ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such shares). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided on a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

====================                             ===============================
CUSIP NO. 232957100                                  Page   2   of   5   Pages
====================                             ===============================

================================================================================
 1         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Kathleen Elnaggar

- --------------------------------------------------------------------------------

 2         CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*           (a) __
                                                                     (b) __

- --------------------------------------------------------------------------------
           SEC USE ONLY
 3

- --------------------------------------------------------------------------------
           SOURCE OF FUNDS*
 4         OO

- --------------------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)       __
 5

- --------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OR ORGANIZATION
 6
           United States
- --------------------------------------------------------------------------------
                                            7          SOLE VOTING POWER
NUMBER OF                                              1,466,343
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
                                         ---------------------------------------
                                            8          SHARED VOTING POWER
                                                       0
                                         ---------------------------------------
                                            9          SOLE DISPOSITIVE POWER
                                                       1,466,343
                                         ---------------------------------------
                                            10         SHARED DISPOSITIVE POWER
                                                       0
- --------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,466,343
- --------------------------------------------------------------------------------

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                   _

- --------------------------------------------------------------------------------

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           61.7%
- --------------------------------------------------------------------------------

14         TYPE OF REPORTING PERSON*
           IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

         This Statement is being filed as a result of a merger transaction between DK Industries, Inc., a Colorado corporation (the "Company") and GDC Holdings Corp., a Louisiana corporation ("GDC") effective as of May 31, 1996 (the "Merger").

Item 1.  Security and Issuer.
         --------------------

         This statement relates to the common stock, par value $0.02 per share (the "Common Stock"), issued by the Company whose principal executive offices are located at 1580 Lincoln, Suite 900, Denver, Colorado 80203.

Item 2.  Identity and Background.
         ------------------------

          (a) This statement is filed by Kathleen Elnaggar.

          (b) The principal address of Kathleen Elnaggar is 822 Neosho Avenue, Baton Rouge, Louisiana 70802.

          (c) The principal occupation of Kathleen Elnaggar is Director of the Company.

         (d) Kathleen Elnaggar has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Kathleen Elnaggar has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          (f) Kathleen Elnaggar is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

          Effective May 31, 1996, GDC was acquired by the Company in a merger transaction described below. Prior to the Merger, Kathleen Elnaggar owned directly 981,045 shares of GDC Stock which were acquired by the personal funds of Ms. Elnaggar. Each share of GDC was then exchanged pursuant to the Merger Agreement for one share of the Company's Stock.

Item 4.  Purpose of Transaction.
         -----------------------

          In May 1996, the Company acquired GDC through the merger of a subsidiary of the Company with and into GDC. Simultaneously with the Merger, the Company effected a 1-for-20 reverse stock split of its Common Stock pursuant to which the 12,004,226 shares of the Company's Common Stock were converted, after rounding to eliminate fractional shares, into 600,384 shares of Common Stock. Following the Merger, the Company became the sole stockholder of GDC and each share of GDC common stock issued and outstanding immediately prior to the Merger, was converted into one share of the Company's common stock. At the effective time of the Merger, the stockholders of GDC were issued 1,773,720 shares, comprising approximately 75% of the issued and outstanding Common Stock of the Company.

                               Page 3 of 5 Pages

          Prior to the Merger the Company was inactive. After the Merger, the Company's sole business operations are those of GDC, a hazardous waste remediation service.

Item 5.  Interest in Securities for the Issuer.
         --------------------------------------

         (a) As of the close of business on May 31, 1996 Kathleen Elnaggar beneficially owns 1,466,343 shares of Common Stock (approximately 61.7% of the shares outstanding). The percentage of shares of Common Stock reported beneficially owned is based upon 2,374,104 shares outstanding, which is the total number of shares of Common Stock outstanding as of May 31, 1996, the date of the Merger.

          (b) Ms. Elnaggar owns directly 981,045 shares of the Company's stock. In addition, Ms. Elnaggar is the sole Trustee of the Elnaggar Family Trust (the "Trust"), and in such capacity has sole voting and dispositive power over 485,298 shares of the Company's stock. Ms. Elnaggar may be deemed to be the beneficial owner, under Rule 13d-3 of the Trust's shares. Pursuant to Rule 13d-4, Ms. Elnaggar expressly disclaims beneficial ownership of the Trust's shares.

          (c) Kathleen Elnaggar has sole voting power and sole dispositive power with respect to 1,466,343 shares of Common Stock.

          (d) Except as described herein, Kathleen Elnaggar has not effected any transactions in the Common Stock in the past 60 days.

          (e) Kathleen Elnaggar is the only person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock beneficially owned by her.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
        ----------------------------------------------------------------------

         None.

Item 7.  Items to be Filed as Exhibits.
         ------------------------------

         There is filed herewith as Exhibit 1 the Merger Agreement dated May 24, 1996.






                                Page 4 of 5 Pages

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 11, 1996


                                             /s/ Kathleen Elnaggar
                                             -----------------------------------
                                                 Kathleen Elnaggar








                                Page 5 of 5 Pages